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8-17-2004

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8/17

04013057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The FI Group. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Liberty Street
(No. and Street)

Warsaw	NY	14569
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. David MacIntyre — 585-624-1354
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

12 Fountain Plaza	Buffalo	NY	14202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAVID L. MacIntyre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The FI Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Mary Van Valkenburg
Notary Public, State of New York
Qualified in Wyoming County #4927246
My Commission Expires 4/11/2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 601
12 Fountain Plaza
Buffalo, NY 14202

Independent Auditors' Report

The Board of Directors
FI Group, Inc.:

We have audited the accompanying statement of financial condition of FI Group, Inc. (a wholly owned subsidiary of Financial Institutions, Inc.) (the Company) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2004

FI GROUP, INC.
(A Wholly Owned Subsidiary
of Financial Institutions, Inc.)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	282,089
Certificate of deposit		75,004
Due from clearing broker		45,455
Equipment, less $28,637 in accumulated depreciation		17,638
Other assets		18,902
Total assets	$	439,088

Liabilities and Stockholder's Equity

Payable to Parent	$	26,019
Accrued expenses		72,353
		98,372
Stockholder's equity:		
Common stock, $1.00 par value. Authorized, issued, and outstanding 100 shares		100
Additional paid-in-capital		516,320
Retained earnings (deficit)		(175,704)
		340,716
Total liabilities and stockholder's equity	$	439,088

See accompanying notes to financial statements.

(1) Significant Accounting Policies

(a) Organization

FI Group Inc. (the Company) is a wholly owned subsidiary of Financial Institutions, Inc. (the Parent). The Company, which was incorporated on May 20, 1999, received regulatory approval and commenced operations on January 24, 2000 as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers. The Company was formed for the purpose of engaging in brokerage services and providing investment advice for customers of its affiliates, which are also subsidiaries of the Parent. Securities products offered to customers include mutual funds, annuities, equities and fixed income securities.

(b) Revenue and Expense Recognition

Commissions revenue and related expense are recorded on a trade-date basis as the transactions occur. Other expenses are recorded as incurred.

(c) Employee Benefits Plans

The Parent maintains a defined benefit plan covering substantially all employees of the Company. Benefits under the plan are based on years of service and the employee's highest average compensation during five consecutive years of employment.

The Parent also sponsors a defined contribution plan covering substantially all employees of the Company. The Parent matches certain percentages of each eligible employee's contribution to the Plan.

The Parent allocates the cost of providing the aforementioned employee benefits to the Company. Such amounts are included in salaries and benefits in the accompanying statement of operations.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and cash on deposit with the Company's clearing broker.

(Continued)

(f) ***Customer Transactions***

All customer transactions are cleared through an independent broker-dealer (the clearing broker) on a fully disclosed basis. The Company promptly forwards all funds and securities of its customers received in connection with its activities to the clearing broker. The Company is therefore exempt from the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer owned assets and cash reserve requirements. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

(g) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company remits to its affiliates a portion of commissions earned in securities transactions initiated by its affiliates' customers. During 2003, total commissions remitted to affiliates were $536,071.

The Parent performs accounting and other administrative services for the Company. The Company remitted $91,164 to the Parent for these services during the year ended December 31, 2003. This amount is included in other operating expenses.

The Parent provides a defined benefit plan for the benefit of the Company's employees. Total costs allocated by the Parent to the Company for the plan were $38,965 during 2003. The Company also incurred an accrued benefit liability related to the plan of $13,394 which is included in accrued expenses in the statement of financial condition at December 31, 2003.

The Parent also provides a defined contribution plan for the benefit of the Company's employees. Total costs allocated by the Parent for this plan were $12,741 during 2003.

The Company rents office space from the Parent, for which it paid the Parent $52,848 in 2003. This amount is included in other operating expenses.

(Continued)

FI GROUP, INC.
(A Wholly Owned Subsidiary of
Financial Institutions, Inc.)

Notes to Financial Statements

December 31, 2003

(3) Income Taxes

A summary of the components of income tax expense (benefit) for the year ended December 31, 2003 is as follows:

Current:		
Federal	$	(99,320)
State		(22,764)
Total current		(122,084)
Deferred:		
Federal		(80)
State		(36)
Total deferred		(116)
Total income tax benefit	$	(122,200)

Income tax expense differed from income tax benefit calculated at the Federal statutory rate of 35% as follows:

Income tax at statutory tax rate	$	(108,861)
State income taxes, net of Federal impact		(14,820)
Nondeductible travel and entertainment		1,481
Actual income tax benefit	$	(122,200)

The Company does not record the effect of the graduated Federal tax rate schedule because the Company is included in the Parent's consolidated tax return. Otherwise, income taxes are estimated as if the Company filed on a separate return basis, and the amount of current tax payable or receivable is either remitted to or received from the Parent, respectively. In this respect, $107,000 was received from the Parent in 2003.

At December 31, 2003 the Company had a gross deferred tax asset of $4,574, primarily attributable to accrued pension benefit costs. Management believes that no valuation allowance is necessary and that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital, as defined, of $188,648, which was $138,648 in excess of its minimum required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.52 to 1 at December 31, 2003.

(5) Commitments and Contingent Liabilities

(a) Off-Balance-Sheet Risk

The Company engages in the business of a broker and dealer in securities as described in note 1(a) to the financial statements. The inherent risk of this business is the ability of the Company to properly execute all customer initiated transactions including the proper processing and transfer of customer funds and securities. As of December 31, 2003, management of the Company believes that all customer-initiated transactions have been fully executed by the Company.

(b) Litigation

Management of the Company believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2003.

FI GROUP, INC.
(A Wholly Owned Subsidiary
of Financial Institutions, Inc.)

Statement of Operations

Year ended December 31, 2003

Revenues:		
Commissions	$	1,677,904
Interest income		772
		1,678,676
Expenses:		
Commissions remitted to affiliates		536,071
Salaries and benefits		1,015,896
Clearing charges		66,208
Other operating expenses		371,532
		1,989,707
Loss before income tax benefit		(311,031)
Income tax benefit		(122,200)
Net loss	$	(188,831)

See accompanying notes to financial statements.

FI GROUP, INC.
(A Wholly Owned Subsidiary
of Financial Institutions, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

		Common stock	Additional paid-in-capital	Retained deficit	Total
Balance, December 31, 2002	$	100	216,320	13,127	229,547
Capital contribution from Parent		—	300,000	—	300,000
Net loss		—	—	(188,831)	(188,831)
Balance, December 31, 2003	$	100	516,320	(175,704)	340,716

See accompanying notes to financial statements.

FI GROUP, INC.
(A Wholly Owned Subsidiary
of Financial Institutions, Inc.)

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(188,831)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		5,553
Decrease in due from clearing broker		36,347
Increase in other assets		(11,093)
Increase in due to affiliates		33,307
Decrease in payable to Parent		(15,084)
Decrease in accrued expenses		(28,382)
Net cash used in operating activities		(168,183)
Cash flows from investing activities:		
Purchase of equipment		(7,479)
Net cash used in investing activities		(7,479)
Cash flows from financing activities:		
Capital contribution from Parent		300,000
Net cash provided by financing activities		300,000
Net increase in cash and cash equivalents		124,338
Cash and cash equivalents at beginning of year		157,751
Cash and cash equivalents at end of year	$	282,089
Supplemental disclosures of cash flow information:		
Cash received from Parent during the year for income taxes	$	107,000

See accompanying notes to financial statements.

Schedule 1

FI GROUP, INC.
(A Wholly Owned Subsidiary
of Financial Institutions, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2003

Net capital:		
Total stockholder's equity qualified for net capital	$	340,716
Deductions and/or charges:		
Nonallowable assets		151,880
Net capital before haircuts		188,836
Haircut on other securities		188
Net capital	$	188,648
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Payable to Parent	$	26,019
Accrued expenses		72,353
Total aggregate indebtedness	$	98,372
Computation of basic net capital requirement:		
6-2/3% of aggregate indebtedness	$	6,558
Minimum net capital requirement		50,000
Excess net capital over minimum net capital requirement		138,648
Excess net capital at 1000%		178,811
Aggregate indebtedness to net capital		0.52 to 1

A reconciliation is not necessary pursuant to SEC Rule 17a-5 (d)(4) as there are no material differences between the above computation and the unaudited Part IIA of Form X-17A-5, the Financial and Operational Combined Uniform Single Report (FOCUS Report).

Schedule 2

FI GROUP, INC.
(A Wholly Owned Subsidiary of
Financial Institutions, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

For the year ended December 31, 2003, the Company was exempt from the computation for determination of reserve requirements under Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions were cleared on a fully disclosed basis with a clearing broker-dealer. All customer funds and securities were transmitted to the clearing broker-dealer which carries all of the accounts of such customers.

Schedule 3

FI GROUP, INC.
(A Wholly Owned Subsidiary of
Financial Institutions, Inc.)

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

For the year ended December 31, 2003, the Company was exempt from the possession or control requirements under Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions were cleared on a fully disclosed basis with a clearing broker-dealer. All customer funds and securities were transmitted to the clearing broker-dealer which carries all of the accounts of such customers.